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                  [RESORTQUEST INTERNATIONAL, INC. LETTERHEAD]

                                  May 24, 1999

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re:     WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3
                 (REGISTRATION NO. 333-79033)

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, ResortQuest International, Inc., a Delaware corporation formerly named Vacation Properties International, Inc. (the "Company"), hereby files this application for withdrawal of the Company's registration statement on Form S-3, Registration No. 333-79033 (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission May 21, 1999. The Company has decided not to pursue the registration of additional shares of its common stock at this time. None of the securities was sold, and no securities will be sold, under the above referenced Registration Statement.

         If you have any comments or questions, please contact Bruce S. Mendelsohn or Paul A. Belvin at (202) 887-4000 or me at (901) 762-4068.


                                                     Very truly yours,

                                                     /s/ Jeffery M. Jarvis

                                                     Jeffery M. Jarvis

                                                     Senior Vice President and
                                                     Chief Financial Officer